J.P. Morgan Securities LLC

383 Madison Avenue

New York, New York 10179

BofA Securities, Inc.

One Bryant Park

New York, New York 10036

Morgan Stanley & Co. LLC

1585 Broadway

New York, New York 10036

July 15, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Katherine Bagley

Jeanne Baker

Conlon Danberg

Tracey Houser

Re: Ardent Health Partners, LLC

Registration Statement on Form S-1

Filed June 21, 2024, as amended

File No. 333-280425

Acceleration Request

Requested Date: July 17, 2024

Requested Time: 4:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we, as the representatives of the several underwriters (the “Representatives”), hereby join in the request of Ardent Health Partners, LLC, a Delaware limited liability company (the “Company”), that the effective date of the above-referenced Registration Statement on Form S-1 be accelerated so that it will be declared effective at 4:00 p.m. Eastern Time, on July 17, 2024, or as soon thereafter as practicable, or at such other time thereafter as the Company or its outside counsel, Sidley Austin LLP, may request by telephone to the staff of the Securities and Exchange Commission.

Pursuant to Rule 460 under the Securities Act, we, as the Representatives, wish to advise you that we will take reasonable steps to secure adequate distribution of the preliminary prospectus to underwriters, dealers, institutions and others prior to the requested effective time of the Registration Statement.

We, the undersigned Representatives, hereby represent that we are in compliance and will comply, and have been informed by the other participating underwriters that they are in compliance and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the offering pursuant to the above-referenced Registration Statement and Preliminary Prospectus.

[Signature Page Follows]

Very truly yours,

J.P. Morgan Securities LLC
BofA Securities, Inc.
Morgan Stanley & Co. LLC,

As Representatives of the several Underwriters

J.P. MORGAN SECURITIES LLC

By:	/s/ Ben Burdett
Name: Ben Burdett
Title: Managing Director

BOFA SECURITIES, INC.

By:	/s/ Jessica Lee-Hansen
Name: Jessica Lee-Hansen
Title: Managing Director

MORGAN STANLEY & CO. LLC

By:	/s/ Chris Rigoli
Name: Chris Rigoli
Title: Executive Director

[Signature Page to Underwriters’ Acceleration Request Letter]